Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) filed with the Securities and Exchange Commission on July 10, 2009 and related Prospectus of Isle of Capri Casinos, Inc. for the registration of $300 million of debt securities, common stock, preferred stock, and/or purchase rights for debt securities, common stock, and preferred stock and to the incorporation by reference therein of our reports dated June 22, 2009, with respect to the consolidated financial statements and schedule of Isle of Capri Casinos, Inc. and the effectiveness of internal control over financial reporting of Isle of Capri Casinos, Inc., included in its Annual Report (Form 10-K) for the year ended April 26, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

August 19, 2009